FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Block Listing Six Monthly Return dated 01 October 2020
Exhibit No. 2	Total Voting Rights dated 30 October 2020

Exhibit No. 1

 BLOCK LISTING SIX MONTHLY RETURN

Date:    1 October 2020

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2007 Sharesave Plan
Period of return:	From:	1 April 2020	To:	30 September 2020
Balance of unallotted securities under scheme(s) from previous return:		9,851,637
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,851,637
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2007 Irish Sharesave Plan
Period of return:	From:	1 April 2020	To:	30 September 2020
Balance of unallotted securities under scheme(s) from previous return:		1,333,341
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,333,341
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc UK Sharesave Plan 2017
Period of return:	From:	1 April 2020	To:	30 September 2020
Balance of unallotted securities under scheme(s) from previous return:		987,840
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		987,840
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc Irish Sharesave Plan 2017
Period of return:	From:	1 April 2020	To:	30 September 2020
Balance of unallotted securities under scheme(s) from previous return:		500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		500,000
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2010 Long Term Incentive Plan
Period of return:	From:	1 April 2020	To:	30 September 2020
Balance of unallotted securities under scheme(s) from previous return:		10,365,393
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		26,090
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,339,303
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	1 April 2020	To:	30 September 2020
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc Employee Share Plan 2014
Period of return:	From:	1 April 2020	To:	30 September 2020
Balance of unallotted securities under scheme(s) from previous return:		1,237,693
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		45,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		33,271,022
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		12,966,671
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 2

NatWest Group plc
Total Voting Rights and Capital
In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ('NWG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 October 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 October 2020
Ordinary shares of £1	12,127,244,923	4	48,508,979,692
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,128,144,923		48,512,579,692

of which none are held in Treasury.
Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 October 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary